SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EBITDA reaches R$3.2 billion in 2Q18, increasing 5% from 2Q17 and 20% from 1Q18

2Q18 HIGHLIGHTS:

Braskem – Consolidated:

▶  EBITDA amounted to US$877 million, 7% higher than in 1Q18, due to (i) higher spreads for key chemicals in the international market, for vinyls and for PP in the United States; and (ii) the positive effect from Brazilian real depreciation on costs and expenses pegged to the currency. Compared to 2Q17, EBITDA in U.S. dollar decreased by 7%, due to (i) the lower availability of products for sale caused by the truck drivers’ strike in Brazil and by scheduled plant shutdowns in the United States and Mexico; and (ii) lower spreads for key chemicals in the international market, for polyolefins in Brazil and for PP in Europe.

▶  The parent company’s net income was R$547 million, corresponding to R$0.69 per common share and class “A” preferred share1, down 48% and 50% from 1Q18 and 2Q17, respectively, reflecting local-currency depreciation in the comparison period, which affected the financial result.

▶  Financial leverage measured by the ratio of net debt to EBITDA2 in U.S. dollar was 1.90x.

▶  In May, the Company entered into a US$1 billion international revolving credit facility, which expires in 2023, with a syndicate of global banks.

▶  Company’s free cash flow was R$3.3 billion in 2Q18.

▶  In May, R$1.5 billion additional dividends were paid to the holders of common shares and class “A" preferred shares.

▶  In July, the Board of Directors approved the Dividend Distribution Policy that establishes rules for distributing additional dividends after the distribution of mandatory dividends.

▶  The recordable and lost-time injury frequency rate, considering both Team Members and Partners per million hours worked, was 0.72, decreasing 29% from the previous quarter.

▶  As per the Material Fact notice disclosed on June 15, 2018, Braskem was communicated by Odebrecht S.A., its controlling shareholder, about the beginning of discussions with LyondellBasell, a listed company headquartered in Rotterdam, for a potential transaction involving the transfer to LyondellBasell of the totality of Odebrecht S.A.’s interest in Braskem.

1 In the case of the class “B" preferred shares, the amount is R$0.03 per share.

2 Excludes Project Finance in Mexico.

Petrochemical Industry 2Q18:

▶  Spreads of key chemicals3 produced by Braskem: US$390/ton, up 1% from 1Q18, influenced mainly by higher butadiene prices in the international market due to scheduled plant shutdowns in the United States and Asia, and by continued strong demand in the quarter. In relation to 2Q17, the decrease of 15% is explained by the more balanced supply-demand scenario for certain chemicals and by the higher naphtha price.

▶  Average international spread of the polyolefins4 produced by Braskem in Brazil: US$653/ton, down 11% and 7% from 1Q18 and 2Q17, respectively, mainly due to the production ramp-up at new PE plants in the United States that increased the supply of resin in the global market.

▶  International spread for vinyls5: US$724/ton, up 1% and 3% from 1Q18 and 2Q17, respectively, explained by scheduled plant shutdowns of certain PVC plants in Asia and, specifically in China, by the slowdown in production due to environmental restrictions and stronger-than-expected demand.

▶  PP spread in United States6: US$669/ton, up 8% and 17% from 1Q18 and 2Q17, respectively, due to strong demand, unscheduled plant shutdowns at PP plants and increased supply of monomer following the ramp-up of new propane dehydrogenation (PDH) production in the region.

▶  PP spread in Europe7: US$388/ton, down 18% and 23% from 1Q18 and 2Q17, respectively, due to the increased propylene prices, which accompanied the oil price, and weaker demand for PP in the region.

▶  PE spread in North America8: US$1,087/ton, down 5% from 1Q18, mainly due to higher ethane prices. In relation to 2Q17, the spread widened by 13%, driven by higher resin prices, which, although limited by the growth in supply, rose in the period due to higher costs of naphtha-based marginal producers in Asia.

Highlights by Segment:

Brazil:

▶  In 2Q18, the average capacity utilization rate of crackers was 90%. Compared to 2Q17, the rate declined by 3 p.p., mainly due to the logistics constraints caused by the truck drivers' strike. Compared to 1Q18, average capacity utilization rate remained stable, mainly due to the higher availability of raw materials in Rio de Janeiro and improved operations in Bahia, which was impacted by power outage in 1Q18.

▶  Brazilian demand for resins (PE, PP and PVC) reached 1.3 million tons in 2Q18, in line with 2Q17. Compared to 1Q18, resin demand contracted 4%, due to logistics constraints caused by the truckers’ strike. In the year to date, demand for resins grew 4% in relation to 1H17, driven by stronger economic activity, especially in the packaging, automotive and consumer goods industries.

3 Difference between the prices of key chemicals (15% ethylene, 10% propylene, 35% BTX, 10% butadiene, 5% cumene and 25% fuels, based on the capacity mix of Braskem’s industrial units in Brazil) and the price of naphtha – Source: IHS.

4 Difference between PE and PP prices based on the capacity mix of Braskem’s industrial units in Brazil and the price of naphtha – Source: IHS

5 Corresponds to: PVC price - (0.48 x Ethylene Price in Asia) - [(Brent Price/1.725)*1.75] + (0.685 x Caustic Soda Price)

6 Difference between the U.S. polypropylene price and the U.S. propylene price.

7 Difference between the Europe polypropylene price and the Europe propylene price

8 Difference between the U.S. polypropylene price and the U.S. ethane price

▶  Braskem’s resin sales in the Brazilian market were 821 kton in 2Q18, decreasing 2% from 2Q17. Compared to 1Q18, Braskem’s sales volume in the Brazilian market accompanied the downward trend in the market, contracting 7%. In 1H18, resin sales in Brazil grew 2% to 1,708 kton.

▶  In 2Q18, the Company exported 320 kton of resins, down 13% from 2Q17 and in line with the previous quarter, due to lower availability.

▶  In 2Q18, the units in Brazil posted EBITDA of R$1,784 million. The Company estimates that the negative impact of logistics constraints caused by the truckers’ strike on EBITDA was roughly US$54 million (R$200 million) in 2Q18.

▶  At the end of May, the tax rate on Brazilian exports under the Reintegra tax incentive program was reduced from 2% to 0.1% of net revenue. In the same period, the Special Regime for the Chemical Industry (REIQ) was revoked through Provisional Presidential Decree 836/18, effective September 1, 2018. If the decree is passed into law, PIS/Cofins taxation on feedstock purchases will revert back to the general rule (9.25% for domestic feedstock and 11.75% for imported feedstock).

United States & Europe:

▶  In 2Q18, the capacity utilization rate stood at 84%, declining 11 p.p. and 8 p.p. from 2Q17 and 1Q18, respectively, reflecting the scheduled shutdown at the Oyster Creek Unit in Texas and operational problems at the Marcus Hook Unit in Pennsylvania.

▶  The segment posted EBITDA of US$170 million in 2Q18.

Mexico:

▶  In 2Q18, the PE plants operated at capacity utilization rate of 72%, down 11 p.p. and 13 p.p. from 2Q17 and 1Q18, respectively, due to lower supply of ethane and a scheduled shutdown to improve performance of certain equipment, especially the cracker.

▶  In the quarter, PE sales to the Mexican market amounted to 135 kton, up 4% from 2Q17 and down 8% from 1Q18, representing 68% of total sales.

▶  EBITDA from the Mexico Complex amounted to US$161 million in 2Q18.

1.   BRAZIL

Braskem’s results in Brazil9 are formed by the following segments: Basic Petrochemicals, Polyolefins & Vinyls.

9 Braskem’s result in Brazil corresponds to the sum of the results from the Chem7icals, Polyolefins and Vinyls units less eliminations from the revenues and costs with transfers of products among these segments. In 2Q17, EBITDA from Brazil includes the capital gain from the divestment of quantiQ, of R$277 million, which is not allocated to any operating segment.

1.1.        CHEMICALS10

10 The Chemicals segment is formed by and operates four petrochemical complexes (Camaçari, Triunfo, São Paulo and Rio de Janeiro) producing olefins, aromatics and utilities. These units have total annual ethylene production capacity of 3,952 kton, of which approximately 78% is naphtha-based, 16% is gas-based and the remainder is ethanol-based. Of the total ethylene produced by the Chemicals Unit, approximately 80% is transferred for use by Braskem’s Polyolefins and Vinyls units. Total annual propylene production capacity is 1,585 kton, of which approximately 65% on average is transferred for use by the Company’s Polyolefins segment.

International References (IHS):

Capacity Utilization Rate: negatively affected compared to 2Q17 and stable compared to 1Q18 by the aforementioned events.

Sales Volume – Brazilian Market: the reduction compared to 1Q18 was influenced by the logistics constraints mentioned above. However, this effect was partially offset by higher sales volume of ethylene and propylene to third parties, due to the reduction in transfers of these products to the Polyolefins and Vinyls units.

Sales Volume – Export Market: the reduction compared to 1Q18 is explained by the logistics constraints caused by the truckers’ strike, while the reduction compared to 2Q17 is explained by the lower supply of products for sale due to lower production volume.

Cost of Goods Sold11: the increase compared to 2Q17 and 1Q18 is explained by the higher price of key feedstocks:

▪  Average ARA naphtha price reference: accompanied the increase in Brent oil price, due to geopolitical tensions in the Middle East, the United States’ withdrawal from the Iran deal, which could limit oil exports from OPEC countries, and the continued decline in oil production in Venezuela.

▪  Average U.S. ethane price reference: reached the highest level of the last four years, due to: (i) higher demand following the startup of the new crackers in the United States and the growth in exports to other regions; (ii) the effects from the temporary closure of an ethane pipeline in the Northeastern United States; and (iii) the recovery in natural gas prices.

▪  Average U.S. propane price reference: influenced by higher oil prices and exports in the United States, partially offset by the restocking trend following the end of winter in the region.

SG&A Expenses12: corresponded to approximately 2% of the segment’s net revenue in the period.

EBITDA: in 2Q18, EBITDA from the Chemicals segment was US$350 million (R$1,268 million).

1.2.        POLYOLEFINS13

11 Cost of goods sold: the Chemicals segment uses naphtha, HLR (refinery gas), ethane and propane as the main feedstocks for its production of olefins and aromatics. Petrobras supplies 100% of the HLR and most of the ethane, propane and naphtha consumed by Braskem, with the remainder met by imports from various suppliers.

12 Selling, general and administrative expenses.

International references (IHS):

Capacity Utilization Rate: down from prior periods due to the lower supply of ethylene by the Chemicals Unit, as mentioned above and to the lower supply of propylene by the feedstock supplier.

Brazilian Market: the estimated market for polyolefins (PE and PP) in 2Q18 was 1,015 kton, growing 1% from 2Q17, with the highlights consumer-related segments, such as flexible packaging and houseware, and the automotive industry. Compared to 1Q18, the estimated market for polyolefins decreased 4%. In 1H18, the market expanded 5% to 2,076 kton.

13 The Polyolefins segment is formed by 18 industrial plants in Brazil producing polyethylene (PE) and polypropylene (PP), which includes the production of Braskem’s Green PE from renewable feedstock. The industrial operations consist of the PE and PP plants located in the petrochemical complexes of Triunfo, Camaçari, São Paulo, Paulínia and Rio de Janeiro, which have combined annual production capacity of 3,055 kton of PE, with 200 kton of Green PE and 1,850 kton of PP. In 1Q17, the UTEC business, which previously was part of the Polyolefins segment, became part of the United States and Europe segment.

Sales Volume – Brazilian Market: reduction in comparison with both periods, reflecting the lower production and market share.

Sales Volume – Export Market: reduction explained by the lower availability of Braskem products.

Cost of Goods Sold14: influenced by higher feedstock prices.

SG&A Expenses: represented 6% of the segment’s net revenue in the period.

EBITDA: in 2Q18, EBITDA from the Polyolefins segment was US$187 million (R$676 million).

1.3.        VINYLS15

International references (IHS):

14 Cost of goods sold: ethylene and propylene are the main feedstocks used to make PE and PP, respectively. For PE production, 100% of the ethylene used is supplied by the Chemicals Unit, as is 65% of the propylene used to make PP, with the remainder supplied by Petrobras.

15 The Vinyls segment is formed by the industrial and commercial operations of the PVC, Chlorine and Caustic Soda units, as well as other products such as hydrogen and sodium hypochlorite. The industrial operations include three PVC plants located in the petrochemical complexes in Camaçari and Alagoas and the two chlor-alkali plants located in the same two petrochemical complexes. The Company’s production capacity is 710 kta of PVC and 539 kta of caustic soda.

Capacity Utilization Rate: up in relation to 1Q18, due to the incident at the chlor-alkali plant in Alagoas and by the power outage that affected the country’s Northeast in this period.

Brazilian Market: contractions of 1% and 3% compared to 2Q17 and 1Q18, respectively, mainly due to the performance of the construction and infrastructure sectors.

Sales Volume – Brazilian Market: in line with 2Q17, but the retraction in the Brazilian market affected sales volume in relation to 1Q18, which decreased 2%.

Sales Volume – Export Market: Braskem continued to export PVC to offset the weaker demand in the local market.

Cost of Goods Sold16: despite the lower sales volume, COGS was affected by higher feedstock prices in the international market.

SG&A Expenses: corresponded to 5% of the segment’s net revenue in the period.

EBITDA: in 2Q18, EBITDA from the Chemicals segment was US$26 million (R$97 million).

2.   UNITED STATES AND EUROPE17

16 Cost of goods sold: ethylene and salt are the main inputs used by the Vinyls segment to produce caustic soda, chlorine and PVC. The ethylene is 100% supplied by the Chemicals segment. In salt consumption, Braskem holds significant cost advantages over some competitors thanks to its low-cost extraction of sodium chloride (especially compared to sea salt) and low transportation costs, given its industrial unit’s proximity to the salt mine.

International references (IHS):

Capacity Utilization Rate: down compared to 1Q18 and 2Q17, explained by the 50-day scheduled shutdown at the Oyster Creek Unit in Texas and by operational issues at the Marcus Hook Plant in Pennsylvania.

Market: in the USA, demand for PP continued to post solid growth, despite higher resin prices, led by demand from the caps, cup and container and nonwoven segments. In Europe, the market grew in line with the region’s economic performance.

Sales Volume: down compared to 1Q18 and 2Q17, due to the lower production in the USA.

Cost of Goods Sold18: the reduction in COGS compared to 1Q18 is explained by the lower sales volume and lower propylene prices in the United States, given monomer’s higher supply following the production ramp-up of the new propane dehydrogenation plant (PDH) in the region. In relation to 2Q17, the increase is due to higher propylene prices in both the USA and Europe, which is explained by the higher oil price in the period.

17 The segment’s results are formed by six industrial units in the United States and two in Europe, with aggregate production capacity of 2,195 kta, with 1,570 kta in the United States and 625 kta in Europe.

18 Cost of goods sold: the main feedstock used to make PP in the United States and Europe is propylene, which is supplied to the Company’s industrial units by various local producers.

SG&A Expenses: represented approximately 5% of the segment’s net revenue in 2Q18.

EBITDA: in 2Q18, EBITDA from the United States and Europe segment was US$170 million (R$615 million).

3.   MEXICO (Braskem Idesa)19

International references (IHS):

Capacity Utilization Rate: down compared to 2Q17 and 1Q18 due to the lower supply of ethane and the 15-day scheduled shutdown in May to improve the performance of certain equipment, especially the cracker.

Sales Volume – Mexican Market: reduction compared to 1Q18 due to the lower production.

Sales Volume – Export Market: grew by 4 kton in relation to 1Q18, in line with the strategy of exporting to more profitable markets. Compared to 2Q17, the reduction in exports is explained by the lower supply of products given the lower production and higher volume of sales to the Mexican market.

Cost of Goods Sold[20]: the increase compared to 1Q18 is due to the higher feedstock price, despite the lower sales volume, while the reduction compared to 2Q17 is explained by the lower sales volume.

SG&A Expenses: corresponded to 7% of the segment’s net revenue in 2Q18.

Other Income/Expenses, Net (OIE): in 2Q18, OIE included income of US$13.8 million related to the delivery-or-pay established in the ethane supply agreement.

19 The segment comprises an ethane-based cracker, two high-density polyethylene (HDPE) plants and one low-density polyethylene (LDPE) plant with combined PE production capacity of 1,050 kta. This unit includes the results of Braskem Idesa SA PI and of the other subsidiaries of Braskem S.A. in Mexico.

20 Cost of goods sold: for its ethane supply, Braskem Idesa has a 20-year agreement with the subsidiary of Petróleos Mexicanos (PEMEX), whose price is based on the USG ethane price reference. For its natural gas supply, Braskem Idesa has a supply contract with prices referenced to a basket of sources of natural gas in the U.S. South, especially the Houston Ship Channel natural gas price reference.

EBITDA: in 2Q18, EBITDA from the Mexico segment came to US$161 million (R$582 million).

CONSOLIDATED21

Financial Overview (R$ million) CONSOLIDATED 2Q18	Net Revenue	COGS	Gross Profit	SG&A	Minority Interest	Other Revenues and Expenses	Operating Profit	EBITDA
Brazil	**9,788**	**(7,816)**	**1,972**	**(539)**	-	**(114)**	**1,319**	**1,784**
Chemicals	7,209	(6,085)	1,123	(121)	-	(21)	982	1,268
Polyolefins	5,349	(4,456)	893	(315)	-	(9)	569	676
Vinyls	740	(665)	75	(38)	-	(5)	32	97
Eliminations and Reclassifications	(3,510)	3,390	(120)	(66)	-	(79)	(265)	(257)
U.S. and Europe	**2,933**	**(2,202)**	**731**	**(146)**	-	**(19)**	**566**	**615**
Mexico	**962**	**(550)**	**412**	**(72)**	-	**39**	**379**	**582**
Segments Total	**13,683**	**(10,568)**	**3,115**	**(757)**	-	**(94)**	**2,264**	**2,981**
Other Segments	107	(9)	97	(6)	(2)	0	90	117
Eliminations and Reclassifications	(4)	74	70	36	-	(24)	83	79
Braskem Total	**13,786**	**(10,504)**	**3,283**	**(727)**	**(2)**	**(118)**	**2,437**	**3,177**

Financial Overview (R$ million) CONSOLIDATED 1H18	Net Revenue	COGS	Gross Profit	SG&A	Minority Interest	Other Revenues and Expenses	Operating Profit	EBITDA
Brazil	**18,978**	**(15,406)**	**3,572**	**(1,062)**	-	**(194)**	**2,317**	**3,247**
Chemicals	13,929	(11,901)	2,028	(296)	-	(50)	1,682	2,253
Polyolefins	10,620	(8,903)	1,717	(622)	-	(34)	1,061	1,280
Vinyls	1,397	(1,359)	38	(81)	-	(16)	(59)	93
Eliminations and Reclassifications	(6,969)	6,757	(211)	(62)	-	(94)	(367)	(379)
U.S. and Europe	**5,604**	**(4,226)**	**1,378**	**(275)**	-	**(28)**	**1,075**	**1,184**
Mexico	**1,832**	**(1,027)**	**805**	**(133)**	-	**68**	**739**	**1,118**
Segments Total	**26,415**	**(20,659)**	**5,756**	**(1,470)**	-	**(154)**	**4,131**	**5,549**
Other Segments	177	(14)	163	(15)	(2)	0	147	177
Consolidated before eliminations	26,592	(20,673)	5,918	(1,485)	(1)	(154)	4,278	5,725
Eliminations and Reclassifications	223	(158)	66	42	-	(36)	72	104
Braskem Total	**26,815**	**(20,831)**	**5,984**	**(1,442)**	**(1)**	**(190)**	**4,351**	**5,829**

NET REVENUE

21 Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations from the revenues and costs from the transfers of products among these regions.

COST OF GOODS SOLD (COGS)

In 2Q18, the reduction in consolidated COGS in U.S. dollar compared to 1Q18 is explained by lower sales volume in all regions, except for PP in Europe, which offset the increases in international price references for feedstock.

SG&A EXPENSES

Sales, general and administrative expenses increased compared to 1Q18 and 2Q17, mainly due to the impact of Brazilian real depreciation on international business expenses, the higher expenses with consulting, audit and information technology, which were partially offset by the lower sales volumes and reversal of allowance for doubtful accounts, especially in the chemicals segment.

OTHER INCOME/EXPENSES, NET (OIE)

In 2Q18, other expenses came to R$118 million, increasing 62% and 28% compared to 1Q18 and 2Q17, respectively (excluding the capital gain from the quantiQ divestment). The higher expense is primarily due to an accrual related to employee profit sharing.

EBITDA

NET FINANCIAL RESULT

Financial expenses: affected by the effects from the 16% Brazilian real depreciation in the comparison period on consolidated net exposure.

Financial income: increase in relation to 1Q18 due to the higher balance of financial investments in Brazilian real.

Net exchange variation: affected by the effects from exchange variation (i) on the net exposure of the financial result not designated for hedge accounting; (ii) on offshore subsidiaries; and (iii) by the effects from the depreciation in the Mexican peso against the U.S. dollar on the outstanding balance of Braskem Idesa’ shareholders loan of US$2,054 million on June 30, 2018.

Net exchange variations also were affected by the expenses with transition of export hedge accounting, which is recorded under shareholders’ equity, in the amounts of R$266 million at Braskem and R$59 million at Braskem Idesa.

In line with its risk management strategy, Braskem swapped the installments not yet due under the Global Settlement entered into with the Federal Prosecution Office, which originally were denominated in Brazilian real and pegged to the IPCA inflation index, for fixed rates in U.S. dollar. Accordingly, the Company contracted derivative instruments in the amount of R$1.3 billion divided into five annual installments due on January 30 of every year, as of 2019.

NET INCOME/LOSS

LIQUIDITY AND CAPITAL RESOURCES

On June 30, 2018, Braskem’s average debt term was approximately 17 years, while the average weighted cost of the Company’s debt was equivalent to exchange variation + 5.71%.

Braskem’s liquidity position of R$1,681 million is sufficient to cover all obligations maturing over the next 36 months. In May, the Company entered into a US$1 billion international revolving credit facility, which expires in 2023, with a syndicate of global banks. Considering this rotating credit facility, this coverage is 54 months.

Risk-rating agencies:

Braskem maintained investment grade ratings at Standard & Poor's (BBB-) and Fitch Ratings (BBB-) above Brazil’s sovereign risk, with a stable outlook at the three main rating agencies. The reports are available on the Investor Relations website (http://www.braskem-ri.com.br/).

INVESTMENTS22

FREE CASH FLOW23

In 2Q18, Braskem recorded free cash flow of R$3,321 million, representing an increase of R$1,556 million compared to 1Q18, primarily explained by: (i) the higher EBITDA; (ii) variation in the balance of trade payables (suppliers), mainly due to higher feedstock costs and the weaker Brazilian real; and (iii) monetization of the balance of taxes payable. The aforementioned factors offset the higher inventories of finished goods and feedstock due to the truckers’ strike in Brazil.

22 Considers operating investment, maintenance shutdowns and acquisitions of spare parts.

23 Note that the cash flow analysis above does not consider the reclassification of “cash and cash equivalents” to “financial investments” related to financial investments in Brazilian federal government bonds (Brazilian floating-rate (SELIC) government bond - LFT) and floating-rate bonds (LFs) issued by financial institutions, whose original maturities exceed three months, with high liquidity and expected realization in the short term, in accordance with Note 4 to the Quarterly Financial Statements as of June 30, 2018. In the cash flow presented , this is recorded as “financial investments” (includes LFTs and LFs), with the following effects from reclassifications: (i) reduction in the balance of financial investments of R$167 million in 1Q17; (ii) reduction in the balance of financial investments of R$42 million in 4Q17; (iii) increase in the balance of financial investments of R$100 million in 1Q18; and (iv) increase in the balance of financial investments of R$46 million in 2Q18.

VALUE LEVERS

▶ New PP plant in the United States

At the end of 2Q18, Braskem already had invested US$281 million and reached 28% completion, as follows:

  Engineering detailing – 91% completed
  Equipment acquisitions – 77% completed
  Construction – 19% completed

Braskem America entered into a credit facility in the amount of up to US$225 million that is secured by Euler Hermes, a German export credit agency, which will be used to finance a portion of the investments in the new PP plant. The transaction, which matures on December 30, 2028, has a cost of 0.65% p.a. + semiannual LIBOR, with semiannual amortization as of December 30, 2020. The funds will be disbursed in accordance with the progress of the project’s construction and the total amount is expected to be disbursed by December 30, 2020. In July 2018, US$126 million was disbursed.

▶ Sustainable Development

Braskem continues to focus on strengthening its contribution to sustainable development, mitigating risks and seeking shared value creation. In this context, the highlights in 2Q18 follow:

▪  Bio-based EVA resin (ethylene vinyl acetate copolymer): developed in partnership with Allbirds from San Francisco, California, the EVA resin made from renewable resources, an innovation of Braskem’s I'm greenTM brand, will be used in Allbirds’s new footwear line Sugarfootwear. Already available in the United States, New Zealand, Australia and Canada, the new line combines comfort, design and sustainability. Green PE: the resin was used for the first time by Unilever in the packaging for one of its DOVE® lines for hair treatment.

▪  New concept for recycled resins: launched at the international event Sustainable Brands, which was held in Vancouver, Canada in June, this new resin concept features superior chemical resistance and higher recycled content derived from post-consumer thermoformed packaging made from PE. The Company’s next step is to identify partners to test the solution in finished goods (small volume thermoformed packaging).

▪  Review of the Global Sustainable Development Policy: approved by the Board of Directors, the Policy seeks to ensure that Braskem achieves its purpose to “improve people’s lives by creating sustainable solutions in chemicals and plastics.”

▪  Braskem Labs: the fourth edition of the acceleration program for entrepreneurs called Braskem Labs Scale received 150 submissions, from which 10 startups were selected in the categories chemicals/plastic and food loss/waste.

▪  Volunteer Program: in May, Braskem launched the 2018 volunteer games, which are a collaborative competition in which teams formed by team members join forces to work at a social organization in the local community.

▪  Campaign to reduce waster losses in distribution: a study contracted by the Lower Loss, More Water movement of the UN Global Compact Network Brazil, led by Braskem and Sanasa, indicates that the treated water loss rate in distribution system in Brazil’s 100 largest cities stands at 38%, which represents a loss of R$10 billion/year. This result heightens the vulnerability of access to water, especially for the industrial sector in Brazil's Northeast and Southeast, given the water scarcity threat.

▶ People

In June, Braskem was elected one of the dream companies for young professionals, according to a survey by Companhia de Talentos among 70,000 university students, who ranked companies that are renowned for encouraging happiness, empowerment and learning at work.

INDICATORS

EXHIBITS LIST:

DISCLAIMER

This release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any liability for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Statement of Operations

EXHIBIT II

Calculation of Consolidated EBITDA

EXHIBIT III

Consolidated Balance Sheet - Assets

Consolidated Balance Sheet – Liabilities

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	jun/18 (A)	dec/17 (B)	Change (A)/(B)
Current	**23,079**	**19,138**	**21%**
Suppliers	8,258	5,266	57%
Financing*	1,119	1,185	-6%
Braskem Idesa Financing*	10,979	9,691	13%
Debentures	28	27	1%
Derivatives operations	105	7	1424%
Salary and Payroll Charges	496	631	-21%
Taxes Payable	1,050	1,261	-17%
Dividends	5	4	32%
Advances from Customers	201	353	-43%
Leniency Agreement	276	257	7%
Sundry Provisions	109	179	-39%
Accounts payable to related parties	0	0	n.a.
Other payables	454	277	64%
Non Current	**30,229**	**28,513**	**6%**
Suppliers	237	260	-9%
Financing*	24,303	22,177	10%
Debentures	277	286	-3%
Derivatives operations	205	0	n.a.
Taxes Payable	65	53	24%
Accounts payable to related parties	0	0	n.a.
Loan to non-controlling shareholders of Braskem Idesa	2,128	1,757	21%
Deferred Income Tax and Social Contribution	267	940	-72%
Post-employment Benefit	210	194	9%
Provision for losses on subsidiaries	0	0	n.a.
Advances from Customers	0	0	n.a.
Contingencies	1,033	1,093	-5%
Leniency Agreement	1,110	1,372	-19%
Sundry Provisions	238	235	1%
Other payables	155	148	5%
Shareholders' Equity	**4,849**	**5,690**	**-15%**
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	2,446	3,946	-38%
Equity Valuation Adjustments**	-6,537	-5,654	16%
Treasury Shares	-50	-50	0%
Retained Earnings	1,615	0	n.a.
Company's Shareholders	**5,750**	**6,518**	**-12%**
Non Controlling Interest on Braskem Idesa	-901	-828	9%
Total Liabilities and Shareholders' Equity	**58,156**	**53,342**	**9%**

* On the reporting date of the quarterly financial statements for the period ended June 30, 2018, Braskem was in unremedied default with the obligations typical of project finance. As a result, the entire balance of non-current liabilities, in the amount of R$10,038 million, was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements). In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request the prepayment of obligations in the short term. In this context, note that none of the creditors requested said prepayment of obligations and that Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule. Furthermore, Braskem Idesa has been negotiating approval of such breaches with its creditors in order to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

** Includes the exchange variation of financial liabilities designated as hedge accounting.

EXHIBIT IV

Consolidated Cash Flow

EXHIBIT V

Statement of Operations – Deconsolidation Braskem Idesa

EXHIBIT VI

Balance Sheet - Deconsolidation Braskem Idesa

EXHIBIT VII

Cash Flow - Deconsolidation Braskem Idesa

EXHIBIT VIII

Financial Result - Braskem Idesa

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.